SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-102]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 10 )*

Leap Wireless International, Inc.

(Name of Issuer)

Common Stock, Par Value $.0001 Per Share

(Title of Class of Securities)

521863308

(CUSIP Number)

Doron Lipshitz, Esq. O’Melveny & Myers LLP 7 Times Square New York, New York 10036 (212) 326-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“ Act ”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 521863308	13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS IIA LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,415,428
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,415,428
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,415,428
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 521863308	13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,755,806
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,755,806
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,755,806
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 521863308	13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,536,129
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,536,129
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,536,129
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 521863308	13D	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,536,129
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,536,129
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,536,129
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 521863308	13D	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS MHR FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,687,869
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,687,869
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,687,869
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 521863308	13D	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS MARK H. RACHESKY, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,751,762
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,751,762
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,751,762
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN; HC

Page 8 of 13 Pages

This statement on Schedule 13D (this “Statement”) further amends and supplements, as Amendment No. 10, the Schedule 13D filed on August 26, 2004 (the “Original Schedule 13D”), which was amended and restated on December 19, 2007 by Amendment No. 1 to the Original Schedule 13D (“Amendment No. 1”), on December 20, 2007 by Amendment No. 2 to the Original 13D (“Amendment No. 2”), on December 21, 2007 by Amendment No. 3 to the Original Schedule 13D (“Amendment No. 3”), on December 24, 2007 by Amendment No. 4 to the Original 13D (“Amendment No. 4”), on January 31, 2008 by Amendment No. 5 to the Original 13D (“Amendment No. 5”), on June 1, 2009 by Amendment No. 6 to the Original 13D (“Amendment No. 6”), on June 4, 2009 by Amendment No. 7 to the Original Schedule 13D (“Amendment No. 7”), on September 4, 2009 by Amendment No. 8 to the Original Schedule 13D (“Amendment No. 8”) and on September 16, 2010 by Amendment No. 9 to the Original Schedule 13D (“Amendment No. 9” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8, the “Schedule 13D”) and relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Leap Wireless International, Inc. (the “Issuer”). Defined terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 9.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) MHR Institutional Partners IIA LP (“Institutional Partners IIA”);

(ii) MHR Institutional Advisors II LLC (“Institutional Advisors II”);

(iii) MHR Institutional Partners III LP (“Institutional Partners III”);

(iv) MHR Institutional Advisors III LLC (“Institutional Advisors III”);

(v) MHR Fund Management LLC (“Fund Management”); and

(vi) Mark H. Rachesky, M.D. (“Dr. Rachesky”).

This Statement relates to securities held for the accounts of each of MHR Capital Partners Master Account, a limited partnership organized in Anguilla, British West Indies (“Master Account”), MHR Capital Partners (100) LP (“Capital Partners (100)”), MHR Institutional Partners II LP (“Institutional Partners II”), Institutional Partners IIA and MHR Institutional Partners III, each (other than Master Account) a Delaware limited partnership. MHR Advisors LLC, a Delaware limited liability company (“Advisors”), is the general partner of each of Master Account and Capital Partners (100), and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Master Account and Capital Partners (100). Institutional Advisors II, a Delaware limited liability company, is the general partner of each of Institutional Partners II and Institutional Partners IIA, and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Institutional Partners II and Institutional Partners IIA. Institutional Advisors III, a Delaware limited liability company, is the general partner of Institutional Partners III, and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the account of Institutional Partners III. Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III, and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock reported herein and, accordingly, Fund Management may be deemed to beneficially own the shares of Common Stock reported herein which are held for the account of each of Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III. Dr. Rachesky is the managing member of Advisors, Institutional Advisors II, Institutional Advisors III and Fund Management, and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

The Reporting Persons:

The principal business of Institutional Partners IIA is investment in securities.

Institutional Advisors II is the general partner of each of Institutional Partners II and Institutional Partners IIA. The principal business of Institutional Advisors II is to provide management and advisory services to each of Institutional Partners II and Institutional Partners IIA. Current information concerning the identity and background of the directors and officers of Institutional Advisors II is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2.

Page 9 of 13 Pages

The principal business of Institutional Partners III is investment in securities.

Institutional Advisors III is the general partner of Institutional Partners III. The principal business of Institutional Advisors III is to provide management and advisory services to Institutional Partners III. Current information concerning the identity and background of the directors and officers of Institutional Advisors III is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2.

The principal business of Fund Management is to provide management and advisory services to each of Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA, Institutional Partners III and other affiliated entities. Current information concerning the identity and background of the directors and officers of Fund Management is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2.

Dr. Rachesky is the managing member of Advisors, Institutional Advisors II and Institutional Advisors III. The principal occupation of Dr. Rachesky, a United States citizen, is investment management.

Each Reporting Person’s principal business address is 40 West 57th Street, 24th Floor, New York, NY 10019.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) been a party to any civil proceeding of a judicial or administrative body as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

The source of funds for the purchases reported in this Statement by Institutional Partners III was the working capital of Institutional Partners III.

Item 4.	Purpose of Transaction.

Subparagraph (a) of Item 4 is hereby replaced with the following:

(a) Depending upon a variety of factors, including, without limitation, trading prices of the shares of Common Stock, the financial condition, results of operations and prospects of the Issuer, general investment and trading policies of the Reporting Persons and general economic, financial and industry conditions, the Reporting Persons may from time to time acquire, or cause to be acquired, additional securities of the Issuer or dispose, or cause to be disposed, such securities, in open market transactions, privately negotiated transactions, transactions in which the Issuer raises, through private or public offerings, additional capital through a combination of additional debt and/or equity financing or otherwise. If the trading price of the shares of Common Stock remains at levels that are attractive to the Reporting Persons, the Reporting Persons may, subject to such other factors described above, continue to acquire, or cause to be acquired, additional securities of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The percentages set forth in this Statement are calculated based on information contained in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2011, which disclosed that there were 78,696,465 shares of Common Stock outstanding as of July 29, 2011.

(a) (i) Master Account may be deemed the beneficial owner of 353,420 shares of Common Stock held for its own account (approximately 0.4% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(ii) Capital Partners (100) may be deemed the beneficial owner of 42,514 shares of Common Stock held for its own account (approximately 0.1% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(iii) Advisors may be deemed the beneficial owner of 395,934 shares of Common Stock (approximately 0.5% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 353,420 shares of Common Stock held for the account of Master Account and (B) 42,514 shares of Common Stock held for the account of Capital Partners (100).

Page 10 of 13 Pages

(iv) Institutional Partners II may be deemed the beneficial owner of 3,340,378 shares of Common Stock held for its own account (approximately 4.2% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(v) Institutional Partners IIA may be deemed the beneficial owner of 8,415,428 shares of Common Stock held for its own account (approximately 10.7% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(vi) Institutional Advisors II may be deemed the beneficial owner of 11,755,806 shares of Common Stock (approximately 14.9% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 3,340,378 shares of Common Stock held for the account of Institutional Partners II and (B) 8,415,428 shares of Common Stock held for the account of Institutional Partners IIA.

(vii) Institutional Partners III may be deemed the beneficial owner of 7,536,129 shares of Common Stock held for its own account (approximately 9.6% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(viii) Institutional Advisors III may be deemed the beneficial owner of 7,536,129 shares of Common Stock (approximately 9.6% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of 7,536,129 shares of Common Stock held for the account of Institutional Partners III.

(ix) Fund Management may be deemed the beneficial owner of 19,687,869 shares of Common Stock (approximately 25.0% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

(x) Dr. Rachesky may be deemed the beneficial owner of 19,751,762 shares of Common Stock (approximately 25.1% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of Dr. Rachesky’s position as the managing member of each of Fund Management, Advisors, Institutional Advisors II and Institutional Advisors III, (B) 23,693 shares of restricted stock and (C) 40,200 shares of Common Stock that can be obtained upon the exercise of certain non-qualified stock options.

(b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 353,420 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above and (y) the sole power to direct the voting of 353,420 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above.

(ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 42,514 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above and (y) the sole power to direct the voting of 42,514 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above.

(iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 395,934 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above and (y) the sole power to direct the voting of 395,934 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above.

(iv) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 3,340,378 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners II as described above and (y) the sole power to direct the voting of 3,340,378 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners II as described above.

(v) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 8,415,428 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners IIA as described above and (y) the sole power to direct the voting of 8,415,428 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners IIA as described above.

(vi) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 11,755,806 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors II as described above and (y) the sole power to direct the voting of 11,755,806 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors II as described above.

Page 11 of 13 Pages

(vii) Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 7,536,129 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above and (y) the sole power to direct the voting of 7,536,129 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above.

(viii) Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 7,536,129 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above and (y) the sole power to direct the voting of 7,536,129 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above.

(ix) Fund Management may be deemed to have (x) the sole power to direct the disposition of the 19,687,869 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above and (y) the sole power to direct the voting of 19,687,869 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above.

(x) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 19,751,762 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above and (y) the sole power to direct the voting of 19,751,762 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above.

(c) The following table describes transactions in the Common Stock that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a) of this Item 5:

Transaction Date	Persons Named in Item 5(a)	Shares Acquired	Price Per Share	Description & Transaction
July 14, 2011	Dr. Mark Rachesky	752	$0	Director Share Grant
July 29, 2011	Dr. Mark Rachesky	7,429	$0	Director Share Grant
August 8, 2011	Institutional Partners III	2,500,000	$6	Open Market Purchase
August 8, 2011	Institutional Partners III	1,650,000	$6.1806	Open Market Purchase

(d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account in accordance with their partnership interests in Master Account.

(ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

(iii) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.

(iv) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.

(v) The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement, dated as of August 8, 2011, by and among MHR Institutional Partners IIA LP, MHR Institutional Advisors II LLC, MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR Fund Management LLC and Mark H. Rachesky M.D.

Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: August 8, 2011	MHR INSTITUTIONAL PARTNERS IIA LP

	By:	MHR Institutional Advisors II LLC, its General Partner

	By:	/s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL ADVISORS II LLC

	By:	/s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL PARTNERS III LP

	By:	MHR Institutional Advisors III LLC, its General Partner

	By:	/s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL ADVISORS III LLC

	By:	/s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR FUND MANAGEMENT LLC

	By:	/s/ Hal Goldstein
Name: Hal Goldstein
Title: Managing Principal

MARK H. RACHESKY, M.D.

	By:	/s/ Hal Goldstein, Attorney in Fact

Page 13 of 13 Pages

Annex A

Directors and officers of MHR Institutional Advisors II LLC, MHR Institutional Advisors III LLC, and MHR Fund Management LLC.

Name/Citizenship	Principal Occupation	Business Address
Mark H. Rachesky, M.D. (United States)	Managing Member, Principal and President	40 West 57th Street 24th Floor New York, NY 10019

Hal Goldstein (United States)	Vice President and Principal	40 West 57th Street 24th Floor New York, NY 10019